Exhibit 99.1

For immediate release

SKIN STEROL LINKED TO HISTORY OF CORONARY EVENTS

Toronto, Ontario (July 25, 2005) - - Skin tissue cholesterol is strongly associated with history of myocardial infarction (MI), or heart attack, and may indicate increased risk of coronary-related events, according to data published in the August 2005 edition of Atherosclerosis.

The study, which included 649 patients, was conducted at The Cleveland Clinic Foundation, Trillium Health Center and St. Michael’s Hospital. Skin tissue cholesterol, or skin sterol, was measured non-invasively by PREVU* Point of Care (POC) Skin Sterol Test (previously known as Cholesterol 1,2,3™).

“PREVU* POC could ultimately help to save countless lives by enabling earlier intervention and prevention of heart attacks before they happen,” said Dr. Brent Norton, President and Chief Executive Officer, IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME), developer of the test. “We are continuing to examine the relationship between skin sterol and MI in other studies underway. Collectively, this new data could help us to expand PREVU* POC’s indications for use and significantly increase the growth opportunities for this technology.”

PREVU* POC, marketed and distributed worldwide by McNeil Consumer Healthcare, Canada, tests the amount of sterol in the skin tissues. The test does not require the drawing of blood or a special pre-test diet and takes less than five minutes to perform. PREVU* POC is available for sale to medical professionals in the United States and Canada and in select European markets.

“Earlier studies have demonstrated that skin sterol provides a snapshot of the presence and extent of angiographic disease,” said Dr. Dennis Sprecher, principal investigator of the study. “PREVU* POC is a user-friendly, cost-effective tool that can help to further refine risk assessment, so that health care professionals are better equipped to target and adjust prevention therapies.”

About the Study
The study included 649 patients, not on lipid-lowering medications, who underwent non-emergency coronary angiography and concurrent skin sterol measurement. The population included 225 patients with a history of myocardial infarction, 50 with a history of coronary artery bypass graft (CABG) and 240 who had no history of MI or CABG. Patients with a history of MI had significantly higher skin sterol than those without (p = 0.002), even after adjustment for traditional risk factors and extent of angiographic disease. Similarly, there was an even stronger correlation between skin sterol and a history of CABG (p < 0.001).

The paper, titled Elevated Skin Tissue Cholesterol Levels and Myocardial Infarction, is by Dennis L. Sprecher, MD and Gregory L. Pearce, PhD, of the University of Pennsylvania in Philadelphia.

About Cardiovascular Disease
According to the World Health Organization, cardiovascular diseases (CVD), which include coronary artery disease, stroke and other diseases, account for about 17 million deaths per year worldwide. By 2025, CVD is expected to cause 25 million deaths annually. More people worldwide - - approximately 7 million - - die from coronary artery disease than any other cause.

According to the American Heart Association, in the U.S., about every 26 seconds one American will suffer a coronary event, and about every minute, someone will die from one.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For information regarding PREVU*, please go visit www.PREVU.com.

Corporate Name Change
In September 2005, IMI will change its corporate name to PreMD Inc. to better reflect the company’s leading position in the predictive medicine field. The new website will be www.premdinc.com.

For North American sales inquiries related to PREVU* POC Skin Sterol Test, please call McNeil’s customer service hotline at 1-866-283-8328. For European sales inquiries, please call 00-800-8283-8328. All e-mail inquiries may be forwarded to yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, the inability of the Company to change its name to PreMD Inc. in the time projected due to any reason, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	John Nesbett/Sally Martin
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	jnesbett@investorrelationsgroup.com
smartin@investorrelationsgroup.com